EXHIBIT 1

[LOGO] Breakwater Resources LTD.
--------------------------------------------------------------------------------
BREAKWATER RESOURCES LTD.
95 WELLINGTON STREET WEST, SUITE 2000
TORONTO, ONT., M5J 2N7
                                                             Tel: (416) 363-4798
                                                             Fax: (416) 363-1315
--------------------------------------------------------------------------------
MEDIA RELEASE

                   BREAKWATER ANNOUNCES $25 MILLION FINANCING

           NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR
                       DISSEMINATION IN THE UNITED STATES

Toronto, Canada, September 22, 2003...BREAKWATER RESOURCES LTD. (TSE - BWR) announces that it has entered into an agreement with a syndicate of investment dealers led by Griffiths McBurney & Partners and including Dundee Securities Corporation, McFarlane Gordon Inc., National Bank Financial Inc. and Paradigm Capital Inc. (the "Underwriters") for the issuance of up to 71.5 million subscription receipts, at a price of Cdn.$0.35 per subscription receipt, for total gross proceeds of up to Cdn.$25 million (the "Offering"). Each subscription receipt will be exercisable for one common share of Breakwater upon the Escrow Conditions (as defined below) being satisfied. The first Cdn.$18 million of the Offering is on a "bought deal" basis with the balance being sold on a "best efforts" basis. The Underwriters have the option, at any time up to closing, to sell an additional 14.3 million subscription receipts for additional proceeds of up to Cdn.$5 million. The Offering is being made by way of private placement and is expected to close on or about October 7, 2003 (the "Closing Date").

The proceeds from the Offering will be escrowed subject to the satisfaction of certain conditions (the "Escrow Conditions") which include Breakwater reaching agreement with its lenders to:

1) pay down approximately 50% of the Non-Revolving Facility of US$17.6 million and Supplemental Term Facility of US$6.5 million on a parri passu basis;
2) extend the Non-Revolving Facility and the Supplemental Term Facility, both due January 2, 2004, for a period of five years; and
3)   maintain the existing Revolving Facility.

The proceeds will be released to Breakwater upon satisfaction of the Escrow Conditions. If the Escrow Conditions are not satisfied within 60 days of the Closing Date the proceeds will be used to repurchase the subscription receipts.

Approximately Cdn.$16.7 million of the proceeds of the Offering will be used to pay down the Non-Revolving Facility and the Supplemental Term Facility and the remaining proceeds of the Offering will be used for working capital purposes.

For further information please contact:

Colin K. Benner                            Rene R. Galipeau
President and Chief Executive Officer      Executive Vice President
(416) 363-4798 Ext. 269                    And Chief Financial Officer
                                           (416) 363-4798 Ext. 260